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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        ----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL

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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response ....0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           ----------------------------
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1. Name and Address of Reporting Person*        2. Date of Event Re-     4. Issuer Name and Ticker or Trading Symbol
                                                   quiring Statement
Rothstein           Norman                          (Month/Day/Year)        H Power Corp.("HPOW")
------------------------------------------------                        ----------------------------------------------------------
    (Last)          (First)          (Middle)       8/8/00             11. Relationship of Reporting Person(s) 12.If Amendment, Date
                                                -----------------------   to Issuer (Check all applicable)      of Original
                                                 3. IRS Identification      Director         X 10% Owner         (Month/Day/Year)
                                                    Number of Reporting  ----              ----
311 Links Drive West                                Person, if an entity    Officer (give      Other (specify  --------------------
-------------------------------------------------   (Voluntary)               title below)       below)         7. Individual or
                    (Street)                                             ----               ----                  Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)

                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
                                                                                                               ---
Oceanside,             NY              11572
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)

                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)

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Common Stock, $0.001 par value per share              153,125                       D
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Common Stock, $0.001 par value per share            3,000,000                       I                   By Spouse (1)
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Common Stock, $0.001 par value per share               75,000                       I                   By Brother (2)
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Common Stock, $0.001 par value per share            3,625,000                       I                   By Children (3)
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Common Stock, $0.001 par value per share              125,000                       I                   By Self as trustee for
                                                                                                        Jordan H. Rothstein 2000
                                                                                                        Irrevocable Trust(4)
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Common Stock, $0.001 par value per share              125,000                       I                   By Self as trustee for
                                                                                                        Nicole S. Rothstein 2000
                                                                                                        Irrevocable Trust(5)
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Common Stock, $0.001 par value per share              125,000                       I                   By Dynamark Corp. (a company
                                                                                                        controlled by Self)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial

                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:

                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or

                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of

                                                                             Shares                 (Instr. 5)

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Options to Purchase Common        Currently  5/31/01    Common Stock,        250,000          $2.50      D
Stock,$0.001 par value per                              $0.001 par value
share                                                   per share
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Options to Purchase Common        Currently 5/31/04     Common Stock,        500,000          $3.00      D
Stock,$0.001 par value per                              $0.001 par value
share                                                   per share

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Options to Purchase Common        Currently  3/8/05    Common Stock,         300,000           (6)       D
Stock,$0.001 par value per                             $0.001 par value
share                                                  per share

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Options to Purchase Common                             Common Stock,         250,000                     I     By NBG
Stock,$0.001 par value per                             $0.001 par value                                        Technologies,Inc.
share                                                  per share                                               (a company
                                                                                                               conrolled by Self)

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Explanation of Responses: (1)  The 3,000,000 shares of Common Stock are held by Cynthia Rothstein, the spouse of the Reporting
                               Person. Mr. Rothstein disclaims beneficial ownership of the shares of Common Stock held by his spouse for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.

                          (2)  The 75,000 shares of Common Stock are held by Carl Rothstein, the brother of the Reporting Person.
                               Mr. Rothstein disclaims beneficial ownership of the shares of Common Stock held by his brother for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.

                          (3)  The 3,625,000 shares of Common Stock are held by Allan Rothstein, (1,625,000 shares),Steven
                               Rothstein (1,000,000 shares) and Tammy Rothstein (1,000,000 shares), the children of the Reporting
                               Person. Mr. Rothstein disclaims beneficial ownership of the shares of Common Stock held by his children for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.

                          (4)  Consists of shares of Common Stock owned of record by the Jordan H. Rothstein 2000 Irrevocable
                               Trust, of which the reporting person is the Trustee. Mr. Rothstein disclaims beneficial ownership of the shares of Common Stock held by the Trust for purposes of Section 16 of the Securities
                               Exchange Act of 1934 and for all other purposes.

                          (5)  Consists of shares of Common Stock owned of record by the Nicole S. Rothstein 2000 Irrevocable
                               Trust, of which the reporting person is the Trustee. Mr. Rothstein disclaims beneficial ownership of the shares of Common Stock held by the Trust for purposes of Section 16 of the Securities
                               Exchange Act of 1934 and for all other purposes.

                          (6)  The option to purchase 300,000 shares of common stock held by Norman Rothstein are excercisable at a price per share equal to the initial public offering price of H Power Corp.'s common stock, assumed for purposes of this table to be $12.00 per share.

                                                                        /s/ Norman Rothstein                      8/2/00
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not

required to respond unless the form displays a currently valid OMB Number.                                                  Page 2


                                                                                                                   SEC 1473 (3-99)

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